T3 MOTION, INC.
2990 AIRWAY AVENUE, SUITE A
COSTA MESA CA 92626
714-619-3600
August 12, 2008
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re:	T3 Motion Registration Statement — Form S-1 (Registration No. 333-150888)
Ladies and Gentlemen:
     T3 Motion, Inc. (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form S-1 to become effective on Tuesday, August 12, 2008 at 5:30 p.m. Washington, D.C. time.
     The Company hereby acknowledges the following:
•	Should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, T3 MOTION, INC.
/s/ Kelly Anderson

Kelly Anderson Chief Financial Officer